SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d)

and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Capella Education Company

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

139594105

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 139594105	13G

1	Names of Reporting Persons Stephen G. Shank
2	Check the Appropriate Box if a Member of a Group* (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 186,397 (See Item No. 4)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 352,941 (See Item No. 4)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 352,941
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*
11	Percent of Class Represented by Amount in Row 9 3.0%
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer:

Capella Education Company

(b)	Address of Issuer’s Principal Executive Offices:

Capella Tower

225 South Sixth Street, 9th Floor

Minneapolis, MN 55402

Item 2.

(a)	Name of Person Filing:

Stephen G. Shank

(b)	Address of Principal Business Office or, if none, Residence:

Capella Tower

225 South Sixth Street, 9th Floor

Minneapolis, MN 55402

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock, Par Value $0.01 Per Share

(e)	CUSIP Number:

139594105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or §§ 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)	Amount beneficially owned: 352,941*

(b)	Percent of class: 3.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 186,397*

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 352,941*

*	Consists of (1) 138,692 shares beneficially held by the Stephen G. Shank Revocable Trust, of which Mr. Shank is a trustee; (2) 73,900 shares beneficially held by the Stephen G. Shank September 2013 7-Year Grantor Retained Annuity Trust, the trustee of which is Mary Shank Retzlaff, the reporting person’s daughter; (3) 73,900 shared beneficially held by the Judith F. Shank September 2013 7-Year Grantor Retained Annuity Trust, the trustee of which is Susan Shank, the reporting person’s daughter; (4) 16,850 shares beneficially held by the Shank Family 2011 Generation Skipping Trust, the trustees of which are Wells Fargo Bank, NA and Judith F. Shank, the reporting person’s spouse; (5) 32,635 shares beneficially held by the Shank Family Foundation, of which Mr. Shank is a director; (6) 15,070 shares beneficially held by the Judith F. Shank Revocable Trust, of which Mr. Shank is a trustee; and (7) 1,894 shares that would be issuable to Mr. Shank upon the settlement within 60 days of an equal number of restricted stock units granted by the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016

/s/ Stephen G. Shank
Stephen G. Shank